FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2018	2

RESURESULTTSADOS NEROJANUARY | SEPTIEMBRE| SEPTEMBER 2018 2018

Disclaimer This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in this presentation are included in the our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 13 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. 1

Q3 18 Highlights Mr. Ángel Vilá COO

Q3 Highlights | Executing on strategy

Enable people with the power of connectivity

- **Enhancing high-value**; UBB 49.0m premises passed; 75% LTE cov. (+6 p.p y-o-y)
- **Strong net adds**: 1.9m contract; 4.9m LTE; 550k UBB; 109k Pay TV
- **Steady Avg. Rev per access growth** (+3.5% y-o-y); building loyalty (stable churn y-o-y)
- **Digital services progressing in the new ecosystem** (9M +25.3% Revs. y-o-y org)

Operate in markets where we can have an impact & create value

- **Spain:** Best commercial KPIs in 10 years; Revs. stable, margin 40.5%
- **Brazil:** Best ever net adds in FFTH; +1m post paid; 7th straight Qs of margin expansion
- **Germany:** MSR ex reg. stable; network roll-out progressing at full speed
- **UK:** Continued strong performance; Revs., OIBDA and contract net adds ramping up
- **S. Hispam:** Revs. growth improved; strong UBB net adds (+197k)
- **N. Hispam:** Robust results in Colombia & Central America; Mexico remains affected by regulation

Optimise our capabilities for a sustainable digital future

- **Continued evolution towards smart networks** (#1 in network virtualisation)
- **Advanced position in Digitalisation:** yielding efficiencies (gross savings 2018E>€0.3Bn)
- **AURA available in Spain through Movistar Home** from November

Deliver strong results

- **Better organic y-o-y trends in Revs., OIBDA & OpCF**
- **Expanding FCF** to €3.6Bn ex-spectrum (+0.9% y-o-y). 9M FCF €3.0Bn
- **Upgraded guidance**; revenue growth around 2%
- **6th Q in a row of net debt decline** (-€1.6Bn YTD)

Telefónica

2

Key Financials 9M 18 Q3 18 Reported Reported Organic Reported Reported Organic € in millions IFRS 15&9 y-o-y y-o-y IFRS 15&9 y-o-y y-o-y Revenues 35,776 (7.9%) 2.2% 11,699 (8.3%) 2.7% Service revenues 32,310 (10.2%) 0.9% 10,499 (10.7%) 1.2% Growth acceleration OIBDA 12,035 (2.0%) 3.8% 4,038 (1.4%) 4.1% from Revenues to OpCF OIBDA margin 33.6% 2.0 p.p. 0.5 p.p. 34.5% 2.4 p.p. 0.4 p.p. OpCF (ex-spectrum) 6,967 2.2% 2.9% 2,262 5.8% 4.0% Net Income 2,721 11.6% 1,139 35.8% EPS (€) 0.46 6.1% 0.21 39.8% Strong earnings performance FCF 2,957 (8.3%) 1,420 (11.3%) FCF (ex-spectrum) 3,591 0.9% 1,435 (25.5%) Net Financial Debt 42,636 (9.7%) Continued debt reduction Reported numbers impacted by • Negative FX & regulation • Hyperinflation in Argentina in Q3 & 9M 18: Revs. (-€361m; -€618m), OIBDA (-€123m; -€229m) & Net Income (-€103m; -€260m) • Other non-recurrent impacts (OIBDA: Q3: +€223m ; 9M: +€459m; Net Income Q3: +€93m; 9M: -€188m) 3

Upgraded full-year guidance Operating 2018 guidance Guidance 2018E (IAS 18) Upgraded Guidance 2018 9M 18 (organic) Growth of around 1% Growth of around 2% Revenues +2.2% (despite regulation dragging: -0.9 p.p.) (despite regulation dragging: -0.9 p.p.) Continues expanding around 0.5 p.p. (despite Continues expanding around 0.5 p.p. (despite OIBDA Margin +0.5 p.p. regulation dragging -1.6 p.p. on OIBDA growth) regulation dragging -1.6 p.p. on OIBDA growth) CAPEX Around 15% Around 15% 14.5 % ex-spectrum/Sales Solid balance sheet Additional deleveraging Improved ROCE Attractive, stable & sustainable dividend 2018 DIVIDEND €0.4/SH. CASH Dividends to be paid in 2018 calendar yr. €0.40/sh. Cash: 15/Jun/18 €0.20/sh. Interim Dec-18 €0.20/sh. Cash: 20/Dec/18 €0.20/sh. Final Jun-19 €0.20/sh. 4

Improved earnings momentum driven by Europe Revenues, OIBDA, & OpCF Strengthening growth trends y-o-y organic Reported y-o-y • Revenue acceleration vs. Q2 Revenues OIBDA Services revenues +0.5 p.p. 4.1% 4.1% - +0.7 p.p. 2.7% 2.0% = - European operations ramped-up to 1.6%; +0.4 p.p. q-o-q - Latam similar performance (+3.2%) • Margin expansion continues (+0.4 p.p. y-o-y) Q2 18 Q3 18 Q2 18 Q3 18 - Spain margin 40.5%; Brazil +2.3 p.p.; Germany +0.3 p.p.; €12.1bn €11.7bn €4.2bn €4.0bn UK +0.5 p.p. y-o-y (6.3%) (8.3%) +1.9% (1.4%) • Strong OpCF trends Organic revenue growth 9M OpCF (ex-spectrum) +3.1% +3.2% LATAM €7.0bn +2.6% 2.9% +2.0% +2.7% GROUP +1.9% 2.2% +1.6% EUROPE +1.1% +1.2% Q1 18 Q2 18 Q3 18 Organic Reported T. EUROPE +2.0% CapEx +5% y-o-y org. EX-REGULATION 5

Solid FCF generation FCF ex-spectrum FCF just -€0.3Bn vs. 9M 17 (rational spectrum acquisition) €m +0.9 y-o-y 3,591 €m 1,588 1,435 6,988 579 +0.9% y-o-y (1,160) Q1 Q2 Q3 9M (1,283) 3,591 2,957 (954) FCF reported (634) 550 998 1,420 2,957 y-o-y OpCF WC Interest Taxes, FCF Spectrum FCF (8.3%) ex-spectrum payments minorities ex-spectrum paid & paid 6th Q in a row reducing Net Debt Others Bn€ -1.6 -1.0 FCF to continue improving in Q4 44.2 43.6 42.6 Further net debt reduction Dec-17 Jun-18 Sep-18 6

Digital transformation framework across our platforms

4P
Frontrunner in Cognitive Intelligence

Movistar Home smart device in Spain (from 15th. Nov)

✓ **AURA**

✓ **New functionalities**
Contents manager:
- Movistar+
- Communications
- Home connectivity

✓ **Strategic alliances**
- El Corte Inglés
- Iberia
- Twitter

More use cases to come

3P
Enhancing growth on Digital Services

14%
SoC Revs. o/total
(+1 p.p. y-o-y)

€4,901m
Digital Revs.
(+25.3% vs. 9M 17)

44%	Video
27%	Content
20%	IoT, Cloud, Security...

Bundled & Integrated
- Smart Wifi
- Movistar Play
- Consumer IoT
- Novum

2P
Structural Transformation

63% **E2ED level** (+8 p.p. yoy)

27% **Full Stack**
Cust. migrated +8 p.p. yoy

64% **Online Charging System**
Cust. migrated +3 p.p. yoy

1P
Towards E2E network virtualisation

Network virtualised
#1
UNIC@
✓ **30 Data centers in 11 countries**

UBB coverage
premises passed
81m
(o/w 49m owned)

Unified fixed devices
> 4m HGU

LTE coverage
75%
92% EU
69% Latam
4.5G

Telefónica

7

Data monetisation | Compelling proposals

B2C Fostering customer value and engagement

- **Innovative proposals in mobile post-paid**
  - New flexible tariffs in UK & BRA
  - "Movistar Play" (Video OTT) across Latam
  - "M4M" in new tariffs (BRA, COL, GER)
- **Data recurrent plans extended in prepaid**
  - ARG and CAM in Q3
- **UBB & Content, key to add value in fixed**
  - New "Fusión+" portfolio in Spain (Oct-18)
- **Open platforms, new digital services**
  - Netflix available in CHI, COL, ECU, UK

Video subscribers	**10 million** 9m Pay TV + 1m OTT	**ARPU & loyalty increase**
Recurrent data plans in prepaid	**43%** penetration in Latam +10% ARPU uplift; churn reduction	
Family plans VIVO	**-15%** churn (vs. individual plans)	

B2B Supporting customers' digitalisation journey

- **Complete Digital solutions portfolio**
  - Boosting **Multi-cloud** through strategic agreements
  - Overseeing customers and partners' **Security**
  - LUCA; leader among **Big Data** providers
- **Strong and global capabilities**
  - +45k km network, 11 SOCs, Cloud VPN…
  - Specialised commercial team
  - Leading brands (own & partners) + start-ups

IoT Revs.	**+40%** y-o-y in Q3	**9M B2B revs. +2.9% y-o-y org.**
Security Revs.	**+64%** y-o-y in Q3 *Only Telco in European Cybersecurity Organisation*	
Digital transformation	**Dufry** deal (multi-year)	

Telefónica

8

Video at the core


#VAMOS

Large scale, 10m base (Sep-18)


('000)
y-o-y
1,044
3,721
5,124
8,845
9,889
OTT
DTH
IPTV/Cable
Pay TV
Total
(8.2%)
+18.5%
+5.6%
(332)
+802
+470

Superior Video Capabilities

- FTTH/Unified Video Platform in Latam
- Relevant distribution power
- Most complete & quality content
- Leading partner-based bundles
- Cognitive Intelligence: AURA

Tangible value accretion

- Video Revs. 9M 18 **€2,149m**
- TV ARPU Spain **x3** vs competitor
- Increase loyalty Spain **-25% churn**

Sustainable value leadership in Spain

Best Network + Best Content + Best Technology


EXCLUSIVE
Sports
All football & Top 10 majors sports
EXCLUSIVE
Movies
~95% Foreign & ~85% Spanish Box Office
EXCLUSIVE
Series
Most complete offer - all majors
EXCLUSIVE
movistar+
#0
#VAMOS
Entertainment
Own production

- Largest FTTH network in Europe
- 12m viewers, ~60% Pay TV market share
- 15-20% "Prime time" share in-house production
- Football rights for 3-4 yrs (3/5 most viewed events)
- Upside in Pay TV penetration (34%)

Capturing the OTT opportunity in Latam

Content Aggregation + Unified Experience


Premium
VoD catalogue + Live TV
Ex: FOX Premium, HBO
NETFLIX
Live TV
International channels
EXCLUSIVE
Exclusive
Premieres
Live TV
Local FTA channels
Core Hard bundle
Play
~20-30m subs. 2021E

- >160m mobile subs. full bundling & billing
- New value lever to foster monetisation

Telefónica

9

B2B | Exploiting the digitalisation opportunity

Strategic and growing business

Relevant unit delivering a positive performance

- **4 million corporates**

Gaining traction across Telefónica's footprint

- Underpinned by our **Platform vision**
- Above-avg. performance in key markets, **Spain** & **UK**
- T. España, **Ranked #3** IT provider (Gartner)

Enhancing our growth profile

- **Sustainable revenues & service mix**
  - 60% revs: Advanced Data Comms. & Digital Serv.
  - #1 Microsoft O365 Channel in HispAm >650k licenses
  - >18m M2M base (*Gartner MQ Leader*)

Global ICT & Cloud Comms. provider

Key capabilities to lead B2B Digital transformation

- **17 OBs, 170 country reach, 12k specialised salesforce**

Customer centric B2B value proposal

- **Values**: Optimise, Innovate, Grow and Trust
- **Pillars**: Consumption Based, Softwarisation, All as a Service

Network transformation enabling new B2B services

- **Cutting-edge platform**
  - SD-WAN, vCPE, BoD (Bandwidth on Demand..)
- **Access Anywhere, Hybrid Networks, Near Real-Time**
  - +35% y-o-y legacy voice migration (IP) in Q3
  - +36% VPNs with fibre Access
- **Global Customer reference**
  - Digital Transformation, AWS, IoT, Big Data
  - Tailor-made digital integral solutions

Telefónica

10

Succesful focus on value customers; providing sustainability

Deep business transformation …

- **Network leadership**
  - Towards customer-centric networks (softwarisation; data analytics & AI)
- **Process automation**
  - Full stack deployment, efficient sales….

… lever for differentiation; best experience

- **Gain velocity to scale innovations**
  - Better time to market, less complexity
- **From core connectivity we created a global digital ecosystem around the consumer**
  - Novum, Consumer IoT, Smart Wifi, Movistar Play

Accesses

y-o-y

	FTTx/Cable	LTE	Pay-TV
Accesses	12.8m	111.5m	8.8m
y-o-y	+21%	+25%	+6%

Avg. Rev/Access
+3.5% y-o-y

		Q3 ARPU (y-o-y)	Avg. Lifetime
	Fusión (4.6m)	+1.8% (€89.2)	6 years
	Mobile contract (39.4m) FTTx (4.9m)	(0.1%) +17.9%	4 years 3 years
	Mobile contract (16.0m)	+0.7%	8 years

⋮

Telefonica

11

Digital Transformation | Optimising customer relationship

Digital relationship with our Customers

- Increase **Direct customer interaction** for sales
- Foster **top-ups & add-ons** through own digital channels
- Make the **payments & collections** more efficient and user friendly
- Improve experience **Fulfilment and technical support**
- Enhanced **customer care** experience

Moving steadily…

Q3 y-o-y

Spain

- ✓ **+73% of digital sales** (Fusión)
- ✓ **B2B:** 68% customers use digital channels
- ✓ **B2C:** +43% customers use App "Mi Movistar"
- ✓ **+21% automated resolution** of technical calls
- ✓ **>50 advanced analytics use cases**

Brazil

- ✓ **+46% users App** "Meu vivo"
- ✓ **+20% prepaid digital top-ups**
- ✓ **+41% E-billing** customers
- ✓ **63%** digital technical resolution
- ✓ **-30% calls to call center**

…capturing savings…

Gross Savings
2018E
> €0.3bn

On Track

Gross Savings
Run-rate 2020E
> €1.0bn

…fostering structural iniciatives

- **Process Automation -RPA-**
- **Cognitive Contact Center**
- **Blockchain**

Telefónica

12

Q3 18 Results Ms. Laura Abasolo CFCO

Spain | Record commercial activity in a reshaped market place

Largest-ever capture of high value customers

- **Football strategy proven right**
- **Gross adds surged, Fusion churn stable**
  - Record portability (fixed & mobile)
  - Best FBB net adds since Fusion launch (Q4 12)
  - Largest mobile contract net adds in 10 yrs
- **Fusion KPIs, mix improves on higher value adds**
  - High-end base adding the most: +2 p.p. q-o-q
  - €89.2 ARPU in Q3 (+1.8% y-o-y)
    - Gross adds ARPU in Q3 higher vs. H1
  - New "Fusión+" portfolio launch (Oct-18)

Increased returns on fiber

- **Coupling strong fiber uptake at retail/wholesale**
  - Primary access at FBB base (63%; +8 p.p. y-o-y)
  - Wholesale upside on long-term agreements (33% of wholesale base; +18 p.p. y-o-y)

Q3 Net adds



('000)
y-o-y
81
79
101
155
370
151
Fusion
FBB
TV
FTTH
Mobile Contract
NEBA Fiber
x8.0
c.s.
+1%
x1.6
X1.6
+14%

"Fusión" Value Mix



Q3 Gross adds
40%
27%
41%
32%
29%
38%
33%
High-end
Mid-end
Low-end
Jun-18
Sep-18

FTTH uptake



('000 in LTM)
y-o-y
+7%
+55%
1.2m
513
638
TOTAL
Retail
Wholesale
25%
18%
6%
Uptake
20.8m
FTTH premises passed

Telefónica

13

Spain | Sustained profitability despite commercial pick-up

Top line trends maintained

- **Serv. Revs. growth** unchanged (+1.4% y-o-y in Q3) **ex-MTR cut/MásMóvil**
  - "Consumer" (+0.4%) decelerates on calendar effect
  - "Business" (+1.5%) accelerates; stronger IT
  - "Wholesale & Other" (-3.4%) eased decline
    - More football revenue offset larger drag from MTR cut & MVNO loss

Strong profitability despite cost uptick

- **OpEx slight increase** (+€32m y-o-y in Q3) despite higher content cost
  - Net content cost (+19% y-o-y in Q3; +8 p.p. q-o-q); on new football season since mid-Aug
- **Q3 OIBDA margin at 40.5% despite record trading due to efficiencies** (OIBDA ex-capital gains: -1.3% y-o-y)

Service Revenues



y-o-y organic
OIBDA margin
1.8%
1.4%
1.4%
Serv. Revs. ex-MTR/MásMóvil
0.8%
0.1%
0.0%
Q1 18
Q2 18
Q3 18
39.5%
40.5%
40.5%

Strong margins and cash generation



y-o-y ex-capital gains
40.5%
28.6%
€2,641
Stable y-o-y
Q3 OIBDA margin
Q3 OpCF margin
9M OpCF
(0.6 p.p.)
+0.1 p.p.

Telefónica

14

Germany | On-track to complete network integration Strong commercial momentum Improving data monetisation • Contract net adds +27% y-o-y in Q3 LTE customers & penetration - Partner trading; 57% of gross additions (58% in Q2) (M) Penetration 40% 41% 39% • Updated O2 Free tariffs; Boost & Connect driving data usage 37% and ARPU-up 36% Avg. monthly data usage (O contract LTE cust.): +65% y-o-y - 2 17.2 to 3.9GB 16.6 16.1 15.8 15.7 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Key financial highlights Financials y-o-y organic Revenues y-o-y OIBDA • 9M revenues ex-reg. almost flat y-o-y (-0.8% y-o-y in Q3) • Further OIBDA margin expansion MSR Ex-reg. OIBDA Margin Synergy capture (€25m in Q3; ~€90m in 9M) - 25.7% 25.2% - Regulatory effects -€17m in Q3 • CapEx +7.6% vs. 9M 17 +0.2% +0.3 p.p. +0.3 p.p. - Final stage of network consolidation; LTE rollout flat - Incremental synergies ~€35m in 9M Q3 9M Q3 9M €1,830m €5,355m €470 m €1,352 m 15

UK | Customer focus drives further growth MSR Strong operational base y-o-y organic MSR ex-regulation • Largest UK mobile operator (32.3m accesses Sep-18) - Strong contract net adds: 117k (incl. M2M) 3.5% 3.6% - 3rd. consecutive Q of ARPU growth (+3.2% y-o-y) 1.1% 1.2% - Leading customer loyalty; contract churn stable at 1% 0.4% • 62% LTE penetration +5 p.p. y-o-y Q3 17 Q4 17 Q1 18 Q2 18 Q3 18 • Industry-first proposition with “Custom plans”, providing flexibility & choice +3.5% +2.7% +2.8% +6.2% +3.6% • Continued rapid spectrum deployment Financials 2018 Robust financial delivery y-o-y organic Margin Ex-commercial settlement th • 9 consecutive quarter of MSR growth Revenues OIBDA • Continued OIBDA expansion +8.1% y-o-y in 9M 9.8% - Healthy OIBDA growth in Q3; ALFs reduction & commercial 7.9% 8.2% settlement (€18m) 5.6% +5.5% • Strong OpCF generation (+12.8%; €141m in 9M) - CapEx +3.0% vs. 9M 17 Q2 Q3 Q2 Q3 27.5% 26.9% +0.7 p.p. +0.5 p.p. 16

Brazil | Irreplicable position in key segments Continued high-quality growth Contract Net adds 2018 (‘000) Share of contract net adds • Best Network. Strong evolution of 4G/4G+ - 87% 4G Coverage (+12 p.p. y-o-y) 40% - 4G+: 850 cities (+736 in 2018) 37% 27% • Best customers; sustained leadership 41.2% Contract Mkt Sh. • ARPU 30% higher vs. 936 980 closest competitor 727 - Net adds: 2.6m 9M (+16% vs. 9M 17) • Leader in net adds in the last 5 months - 53% contract penetration (+5 p.p. y-o-y) - Migrations from prepaid still accelerating: Strong Opportunity Q1 Q2 Q3 ahead of us (still 35m prepaid customers) - ARPU & Churn postpaid stable y-o-y despite macro & FTTH Net adds 2018 competition (‘000) • Quality growth led ARPU increase in fixed business - 4.9m premises already connected (+10% y-o-y) 162 167 - Accelerated FTTH deployment: 8.0m premises passed 129 ARPU 9M y-o-y FBB +10.3% - Outstanding results in cities launched since 2017: Pay TV +3.7% 42% take-up; +16% BB ARPU - 536k IPTV accesses (+53% y-o-y) Q1 Q2 Q3 17

Brazil | Strong margin improvement & cash generation Consistent revenue evolution Financials y-o-y organic Q2 18 Q3 18 • Q3 total Revenues: -1.0% y-o-y Margin (organic) - MSR -1.0% 7.1% 5.5% - Prepaid performance affected by macro & competition 0.5% - +7.6% in contract revenues (75% of MSR) 0.2% • Fixed: -5.4% y-o-y -1.0% (3.2%) - Affected by fixed to mobile voice substitution, regulation & DTH Revenue OIBDA OpCF - Transforming business: 61% already non-voice & access revenues 37.2% 14.7% - Fiber revenues:+30.1%; IPTV +46.9% +2.3 p.p. +0.2 p.p. FCF 2018 (under Brazil reporting criteria) (€m) Organic OIBDA margin (y-o-y) 7th consecutive Qs of OIBDA margin expansion 1,066 684 • Continued OpEx decline (-3.4% in Q3;) led by digital initiatives (call center, back office and billing) +2.2 p.p. +2.3 p.p. 227 • Non-current assets with the Administration to generate +1.2 p.p. incremental FCF over next years (+6.4% y-o-y in 9M)… Q1 H1 9M • …despite higher level of investments (19% Capex/Sales 9M, +2 p.p. y-o-y) 18

South Hispam | Value growth in a challenging environment Transforming toward a more sustainable business Mobile Penetration Sep-18 (y-o-y) • Sound commercial trends 52% FTTx/Cable: 2.3m connected (1.8M FTTH/Cable) - 40% 36% - +677k Contract net adds in 9M (-700k in 9M 17) - Further differentiation: 0.5m Movistar Play active users • Revenues & OIBDA increase despite competition Contract LTE Smartphones • Q3 ARGENTINA (Revs. €232m; OIBDA €54m) +4 p.p. +12 p.p. +2 p.p. - Sound OIBDA growth (+30.4%) on value accesses growth, efficiencies & tariff updates Financials 2018 - FTTH deployment x2.3 y-o-y (338k already connected) y-o-y organic - IPTV launched in Sep-18; strong opportunity ahead Margin - Hyperinflation accounting from Q3 18 Revenues OIBDA 11.2% • Q3 CHILE (Revs. €505m; OIBDA €156m) 8.7% 8.8% - Accelerating contract (+11%) & FTTx accesses (+34%) 5.4% - Turnaround trend sustained: OIBDA +3% y-o-y; margin +0.9 p.p. • Q3 PERU (Revs. €527m; OIBDA €80m) Q2 Q3 Q2 Q3 - Intense competition impacting OIBDA & service revenues 28.2% 23.7% +0.0 p.p. (1.5 p.p.) 19

North Hispam | Colombia speeds-up; Mexico hit by regulation Revenue growth despite regulation Mobile Penetration Sep-18 (y-o-y) 48% • Accelerating value 27% - 176k new FTTx connections in 9M (+59k in 9M 17) 15% - +409k Contract net adds in 9M (+405k in 9M 17) • Growth driven by COL & CAM; financials still hit by Mexican Contract LTE Smartphones regulation • Q3 COLOMBIA (Revs. €383m; OIBDA €157m) +0.4 p.p. +8.9 p.p. +2.4 p.p. -Value strength (y-o-y): x4 FTTx; +6% Pay TV; +2% Contract -Revs. & OIBDA acceleration; OpCF +53.1% vs. 9M 17 Financials 2018 • Q3 MEXICO (Revs. €293m; OIBDA €40m) y-o-y organic Ex-regulation Margin (organic) -Revs. and OIBDA (-6.5% and -42.5%) strongly affected by Revenues regulation OIBDA -Close to stable Revenue ex-regulation (-0.9% y-o-y) 0.4% • Q3 CAM (Revs. €220m; OIBDA €69m) (0.4%) (2.8%) -+120k contract net adds in 9M (89k in 9M 17) (8.0%) -Sound Revenue & OIBDA (+5.9% & +15.5% y-o-y in 9M) Q2 Q3 Q2 Q3 - Remarkable OpCF: +37.5% y-o-y in 9M +1.5% +2.3% +5.1% (0.6%) 27.5% 27.9% (0.7 p.p.) (2.6 p.p.) 20

Telxius | Value adding growth

Larger portfolio of premium-quality

- **BRUSA cable (US - Brazil) came into service in Q3**
  - Highest capacity cable connecting the Americas (11,000km, 138 Tbps)
- **Towers**
  - +266 new towers YTD; +629 new tenants YTD
  - Increased tenancy ratio to 1.35x (+0.04x y-o-y)


Towers
#
16,554
Q3
+101
Sep-18


Tenants
#
22,348
Q3
+236
Sep-18

Healthy financials

- **Solid top-line growth in Q3**
  - Cable: +51% y-o-y; Towers: +12% y-o-y
- **Sound profitability**: 46% OIBDA margin (-1.0 p.p. vs. Q3 17)
- **Increased visibility as CapEx starts to decline** since new cables are completed
  - +18.9% **OpCF** vs 9M 17
- 9.99% share capital of Telxius transferred to Pontegadea in Q3


Revenues
y-o-y organic
Ex- BRUSA effect
New capacity sale in BRUSA in Q3
+6.1%
+33.6%
+5.3%
Q2 18
Q3 18
€186m
€231m


OIBDA
y-o-y organic
Ex- BRUSA effect
New capacity sale in BRUSA in Q3
+4.5%
+30.9%
+6.5%
Q2 18
Q3 18
€87m
€107m

Telefónica
21

Q3 non-recurrents impacting OIBDA and net income Q3 impacts in OIBDA +€100m Q3 impacts in Net Income -€10m 59 (34) 197 (123) 100 174 (13) (68) (103) (10) Court Ruling + Others Restructuring Hyperinflation TOTAL Court Ruling + Restructuring Others Hyperinflation TOTAL contingencies Provisions contingencies Provisions Brazil Brazil • Court Ruling in Brazil: - Already flowing into FCF; to continue in next Qs • Restructuring costs, enhancing future profitability and cash flow - GER -€14m; PER -€20m; ARG -€4m • Capital gains (sale of digital companies & towers) +€45m • Hyperinflation in ARG (-€123m OIBDA; -€103m Net Income) 22

Net income up +11.6%, EPS +6.1% 9M 2018 €m (2.0%) reported 12,035 6,581 +6.0% reported +11.6% 2 (575) reported 5,454 (1,669) (491) 2,721 OIBDA D&A OI Associates Net financial Taxes Minorities Net Income expenses EPS +6.1% reported 23

FX impacts in P&L, FCF and net debt OIBDA EM currencies, particularly BRL and ARS major drag in Q3 €m Reported y-o-y • FX (ex. hyperinflation) decreased growth by 735 1,205 (2.0%) y-o-y 459 -Revs.: -8.1 p.p. in Q3 y-o-y (-8.5 p.p. in 9M) 12,274 229 12,035 -OIBDA: -9.5 p.p. in Q3 y-o-y (-9.8 p.p. in 9M) • Consistent organic contribution 9M 17 Other non- Organic FX Hyperinfl. 9M 18 rec. factors evolution FX impact mitigated at FCF FX impact 9M (y-o-y) • FX reduced: Revs. -€3,300m; OIBDA -€1,205m; FCF -€330m • Net debt decrease (-€106m 9 month rolling) FX reduces OpEx FX reduces CapEx, FX reduces Taxes & others NDebt Revenues OIBDA FCF Net Debt -€3,300m -€1,205m -€330m -€106m 9 month rolling 24

Net debt reduction on strong FCF Net Financial Debt €m -1,594 ND/OIBDA ND/OIBDA 2.66x 2.68x (2,957) 44,230 (349) (553) 1,684 581 42,636 Shareholder Dec-17 FCF remun. (incl. hybrid Pre-retirement Net financial FX & Sep-18 coupons and LME) commitments investments Others 6,967 (1,160) (1,283) (518) (1,048) 2,957 OpCF ex- Working Net interest Tax Dividend to minorities, FCF spectrum capital payment spectrum & others accrued 25

Strong liquidity thanks to attractive long-term financing Sources of long-term financing Net Debt maturities 2018 YTD | €bn Sep-18 | €bn; not considering hybrid NC dates LME: annual coupons -93bps to 4.4%. Avg. years to call from 3.2Y 5.5 12.4 76% debt Avg. debt life to 4.7Y in fixed rates 9.2 years 2.3 5.3 5.6 1.0 2.0 Cash > gross 1.6 maturities 2018E 2019E 2020E USD Bonds € Bonds Financing at Hybrids Bank Total Subsidiaries Refinancing Liquidity position Interest payment costs Sep-18 | €bn 96% LT 20.4 (0.03 p.p.) 12.1 3.48% 3.45% 8.3 Cash position Undrawn credit Liquidity position Jun-18 Sep-18 lines & synd. credit facilities 26

Conclusion Mr. Ángel Vilá COO 55

Summary Progress on Focus on Financial 2018 1 strategic 2 delivering 3 discipline 4 Guidance positioning profitable results upgraded Long-term value creation (sustainable growth; business excellence; focus on FCF) 27

For further information: Investor Relations Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 31 , 2018	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief finance and Control Officer